Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	$	$	$	$
Available earnings:
Earnings before income taxes	24	37	25	82
Add fixed charges:
Interest expense incurred	15	24	31	49
Amortization of debt expense and discount	—	1	1	2
Interest portion of rental expense (1)	2	2	4	4
Total earnings as defined	41	64	61	137
Fixed charges:
Interest expense incurred	15	24	31	49
Amortization of debt expense and discount	—	1	1	2
Interest portion of rental expense (1)	2	2	4	4
Total fixed charges	17	27	36	55
Ratio of earnings to fixed charges	2.4	2.4	1.7	2.5

(1)	Interest portion of rental expense is calculated based on the proportion deemed representation of the interest component (i.e 1/3 of rental expense).